*i*Tech Capital Corp.

02034160

April 23, 2002

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

RE: **<u>*i*Tech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copy of the News Release #02-02, #02-03 and #02-04.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

SEC MAIL RECEIVED PROCESSING
MAY 07 2002
WASH. D.C. 152 SECTION

Enclosure

dlw 5/31

C:\Karla_c\2002 iTech\Publications\News Release\SEC-NR#02 02-03-04.doc

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC V6B 4N7 CANADA
TEL: (604)682-3030 FAX: (604)683-0704 E-MAIL: itech@itechcapital.com

iTech Capital Corp.

NEWS RELEASE

April 23, 2002
News Release #02-02

TSE Trading Symbol: ITE

RESIGNATION OF iTECH CAPITAL'S VICE-PRESIDENT, INVESTOR RELATIONS

iTech (the "Company") announces that on April 22, 2002, James C. Graham submitted his resignation as the Company's Vice-President, Investor Relations, effective immediately. The resignation has been accepted by the Company.

For investor relations information contact John Fairchild, CFO, at 1-800-626-7221 or 604-682-3030 or fax 604-683-0704 or William W. Staudt, President, at 646-742-0073 or fax 212-949-8294.

iTech Capital Corp.

NEWS RELEASE

April 23, 2002
News Release #02-03

TSE Trading Symbol: ITE

iTECH REJECTS UNSOLICITED PROPOSAL RECEIVED TO MERGE WITH A COMPANY CONTROLLED BY A SIGNIFICANT SHAREHOLDER

iTech Capital Corp. announced today that it has received an unsolicited proposal to merge iTech with a private company (the "Private Company"). The Private Company is controlled by a shareholder of iTech who has represented to iTech management that he, together with his associates and accounts controlled by him, own just under 10% of the outstanding iTech shares. The Term Sheet proposes that iTech issue 30,544,357 iTech shares to the shareholders of the Private Company giving them a 50% interest in iTech and diluting the interests of iTech's current shareholders. The control shareholder of the Private Company (the "Control Shareholder") would be the major beneficiary of the proposed transaction.

Management of iTech has undertaken preliminary due diligence on the operations and prospects of the Private Company, visited the Private Company's facilities and has had the opportunity to meet and discuss the opportunity with its management. iTech has concluded that the proposal for a merger is not in the interest of iTech and its shareholders.

REASONS FOR NOT MERGING WITH THE PRIVATE COMPANY:

The following analysis is based upon information provided to iTech's management by, or on behalf of, the Private Company:

Value Is Not There

For the fiscal year ended June 30, 2002, the Private Company is projecting sales of less that US$ 5 million and a ***loss before depreciation and taxes***. In addition, the Private Company's balance sheet is burdened with long-term debt.

Declining Gross Margin

For the eight months ended March 3, 2002, the Private Company's ***gross margin declined by approximately 36%*** from the same period in the prior year.

Prior Historical Sales Record

Over the past five fiscal years, including this fiscal year, the Private Company's sales have increased in three years and decreased in two years. For the fiscal year ended June 30, 2001, the Company experienced a surge in revenue and earnings due primarily to products designed for and sold predominantly to a high tech industry participant. As the speculative technology bubble

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC V6B 4N7 Canada
Tel: (604)682-3030 Fax: (604)683-0704 E-mail: itech@itechcapital.com

burst and capital spending dramatically decreased, ***since June 30, 2001 the Private Company has experienced a substantial decline in sales.***

Doubtful Long-term Competitiveness within the Industry Sector

While the Private Company has some technical competitive advantages, ***the Private Company is essentially producing a commodity product***. As the industry grows production is anticipated to move offshore, thus resulting in increased pricing pressure on domestic producers.

Excess Production Capacity and Extensive Debt

To meet anticipated demand during the prosperous years, the Private Company incurred substantial debt to significantly increase its plant and equipment. ***Today, the production facilities are estimated by its management to be operating at less than 35% of capacity.***

Unrealistic Acquisition Plans

The Control Shareholder has discussed with iTech's management plans to acquire another company (the "Second Company") in a related business. ***Completion of this acquisition would require the use of iTech's cash and leveraging of its other assets.*** iTech has not been provided with current data on the Second Company in spite of repeated requests. Furthermore, the Private Company's management has also indicated that the Second Company is not prepared to engage in discussions at this time.

Questionable Projections

After the meeting between iTech's and the Private Company's managements, iTech requested detailed financial projections. After a period of about two weeks, ***iTech received a sketchy five-line summary income statement with no detailed assumptions or back-up schedules***. What was presented raised many questions, including:

1. For the year ended June 30, 2003, the projection shows an EBITDA margin of 26%, a level that has not historically been attained, based on the information presented to iTech.

2. The Private Company's projections for fiscal year ending June 30, 2004 show two scenarios (both assume the acquisition of the Second Company mentioned above): in scenario #1 the combined companies would generate revenues of US$13.7 million, a gross margin of 55%, operating expenses of US$1,400,000 and an EBITDA margin of 45%; in scenario #2 revenues of US$19.3 million, a gross margin of 58%, operating expenses of US$1,480,000 and an EBITDA margin of 50%, respectively. iTech's management is skeptical of these projections for the following reasons:

    a. If the historic income statements of the two companies were combined, the gross margin would be approximately 36%. The basis for the projected gross margins of 55% and 58% is unsubstantiated and unrealistic, particularly for a business that is anticipating increased price competition.
    b. It is unrealistic to assume that incremental sales of US$5.6 million in scenario #2 can be accomplished with an increase in operating expenses of only

US$40,000. Or expressed differently, a 41% increase in sales volume cannot be supported by an attendant increase in operating expenses of only 2.8%.

c. Finally, it stretches credibility to project EBITDA margins of 45%-50% for a company that has not yet demonstrated the ability to generate EBITDA margins at one half of this level, and in an industry that probably will experience ever increasing pricing pressure.

The judgment of iTech's management is that neither the historical data presented to iTech nor iTech's view of the future of the industry supports these projections. When iTech's management expressed significant skepticism about these projections it received no answers or supporting documentation. Requests for detailed line item projections with attendant assumptions have also gone unheeded.

<u>Additional Concerns</u>

- One customer represents approximately 40% of the Private Company's business

- The Private Company's president is currently working approximately three days per week.

Details of the Unsolicited Proposal

On April 18, 2002, iTech received a Term Sheet from the Private Company. The highlights of the Term Sheet were:

1. The shareholders of the Private Company would receive 30,544,357 common shares of iTech (a 50% interest in iTech after the transaction) in exchange for their Private Company shares.

2. Immediately following the merger of the Private Company, iTech would be required to contribute all available cash (and assets to serve as borrowing collateral) to the Private Company.

3. The 30,544,357 iTech shares to be issued to the Private Company shareholders are to be available for sale at the earliest legally and practically possible date.

4. On the effective date of the merger, iTech would be required to authorize stock options for an additional 6,738,362 shares for equity compensation for executives, officers and consultants. Approximately 3.4 million stock options would be issued to the Control Shareholder and an entity controlled by an associate of his.

ITECH DOES NOT SUPPORT THE TRANSACTION AS OUTLINED IN THE TERM SHEET

iTech Capital Corp. has its annual meeting on Thursday, April 25 in Toronto at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Toronto, Canada M5H 3C2 at 10:00AM. All shareholders are invited and encouraged to attend. If you cannot attend please make sure you vote by proxy. Voting is easy. See the instructions on your proxy and if you have lost or misplaced your proxy please call John Fairchild at 1-800-626-7221.

For further information regarding the contents of this News Release contact William Staudt at 646-742-0073 or John Fairchild at 1-800-626-7221.

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC V6B 4N7 Canada
Tel: (604)682-3030 Fax: (604)683-0704 E-mail: itech@itechcapital.com

iTech Capital Corp.

NEWS RELEASE

April 23, 2002
News Release #02-04

TSE Trading Symbol: ITE

SHAREHOLDER UPDATE

iTech Capital Corp. today provided an update on its corporate activities and each of the companies in which it has an investment.

STRONG FINANCIAL POSITION

As of December 31, 2001, iTech's balance sheet (in CDN$) reflects unrestricted cash of $4.3 million, long-term investments of $6.5 million, current assets of $6.0 million, current liabilities of $1.3 million, restricted cash of $0.75 million, long-term debt of $1.0 million and shareholders' equity of $12.7 million. The current ratio is 4.4:1 and long-term debt is 8% of shareholders' equity.

The long-term investment account of CDN$6.5 million consists of investments in Medsite, Inc., Applied Data Systems, Inc., HorizonLive, Inc., Elastic Networks (now Paradyne Networks), and Loma de Niquel. In addition, iTech owns 100% of Enviromation Technologies, Inc.

MEDSITE

Medsite filed a registration statement in early 2000 that was withdrawn due to the market conditions in June 2000. Since then the management and Board have adjusted Medsite's business model to meet the demands of the market, with a focus on becoming cash flow positive. Medsite has transformed itself into an innovative pharmaceutical services and e-marketing company, and is emerging as a leader in this industry. Medsite currently has in excess of US $7.5 million in cash and projects that it will shortly be operating on a cash flow positive basis. Medsite expects to be solidly profitable in 2003.

iTech invested US$2.5 million in Medsite, US$1.5 million of which was invested in a participating preferred security with a 3.5x participation, which has the highest priority of Medsite's equity securities. Under the terms and conditions of this participating preferred security iTech could reasonably expect to receive a minimum of US$5.25 million if Medsite continues to perform well. iTech has also invested US$1.0 million in a preferred security with lower priority. If all preferred holders are paid what is due pursuant to their securities, iTech will receive a total of approximately US$6.25 million. To the extent value is created in excess of what is necessary to pay all of the preferred holders, iTech would receive a greater amount on an as-converted basis. Medsite is performing well, value is being created and iTech has reason to be optimistic.

APPLIED DATA SYSTEMS

Applied Data Systems (ADS), a leading developer of application ready RISC based embedded systems, was profitable (based on preliminary results) for the fiscal year 2001. ADS anticipates revenue growth of approximately 60% over the next two fiscal years. The fundamental value

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC V6B 4N7 Canada
Tel: (604)682-3030 Fax: (604)683-0704 E-mail: itech@itechcapital.com

proposition of ADS' solutions (faster time to market, reduced development cost, enhanced design) remains sound, as evidenced by the increasing number of "customer wins" being generated. These project wins have well positioned ADS to grow rapidly as the economy improves and customers begin to accelerate shipments. An example of a recent ADS application is the Phraselator, a hand-held computer that translates languages. ADS designed and built the Phraselator's computer platform and implemented the operating system. In addition, Phraselator was designed for a harsh environment and is currently being used by troops in Afghanistan. ADS executives envision commercial use for the product in public safety, hospital care and education. In addition, ADS was recently named to Washington Techways' prestigious "Technology Fast 50", a ranking (ADS was 29th) of the 50 fasting growing technology companies in the Washington, DC - Baltimore area. Given the market acceptance of ADS' products, its results to date and its order backlog, *i*Tech is reasonably anticipating a significant return on its US$500,000 investment.

<u>HORIZONLIVE, INC.</u>

Horizon Live provides a leading platform for live teaching, learning, interaction, collaboration, and community building over the Internet. In 2001, *i*Tech wrote down its investment in HorizonLive from US$691,250 to US$230,400. Since January 1, the CEO resigned at the request of the board, a managing partner of one of its major institutional investors has stepped in as acting CEO, head-count has been reduced, space has been consolidated and the organization has become sales centric. One immediate result of these changes is that HorizonLive was awarded a substantial multi-year contract with the potential to generate multi-million dollar sales.

*i*Tech recently invested an additional US$38,250 as part of a financing round of US$510,000, with each institutional investor participating on a pro-rata basis. It is anticipated that this investment will be sufficient for the company to achieve positive cash flow. In addition, because the e-learning industry is growing rapidly, there has been interest from other companies in the industry to acquire or merge with HorizonLive.

ELASTIC NETWORKS

Elastic Networks, a leader in next generation DSL technology and high-speed Internet access solutions, completed its merger with Paradyne Networks. While an *i*Tech representative did not serve on the Board of Elastic Networks *i*Tech was in favor of the merger because of the installed base of Paradyne and its marketing reach. Hopefully the product synergies will be realized and Elastic will contribute to the results of Paradyne.

LOMA DE NIQUEL

Loma De Niquel, an operating laterite nickel mine in Venezuela, is currently carried on *i*Tech's books for CDN $1,020,000. The mine is projected to begin returning cash to the shareholders in 2004. Based on discounted cash flow, *i*Tech is quite comfortable with the recorded amount of the investment.

ENVIROMATION

Enviromation's results for the quarter ended March 31, 2002 confirm the turnaround the company experienced through the last six months of 2001. Preliminary results (subject to a possible adjustment in salesman's commissions) show sales and pre-tax earnings for the first quarter of

US$1,038,100 and $44,500 versus sales and losses before tax for the comparable quarter in 2001 of US$565,000 and ($153,600). *i*Tech's management is very pleased with the results to date and is cautiously optimistic about the results for the entire year 2002.

FUTURE INVESTMENTS

*i*Tech is actively looking to make an investment that will give it a significant ownership position in an operating company with a strong management team and significant growth opportunities. *i*Tech has looked at a number of opportunities and is currently actively evaluating an investment that would meet its criteria.

While there is no certainty that *i*Tech will realize the returns outlined above, *i*Tech's management is encouraged about the future of its portfolio companies. Its portfolio companies have demonstrated versatility and flexibility in meeting the demands of rapidly changing markets and each should emerge from the economic downturn as an enduring participant in its industry.

*i*Tech Capital Corp. has its annual meeting on Thursday, April 25th in Toronto at the offices of Cassels Brock and Blackwell LLP, 40 King Street West, Toronto, Canada M5H 3C2 at 10:00 am. All shareholders are invited and encouraged to attend. If you cannot attend please make sure you vote by proxy. Voting is easy. See the instructions on your proxy and if you have lost or misplaced your proxy please call John Fairchild at 800-626-7221.

For further information, regarding the contents of this Press Release contact William Staudt at 646-742-0073 or John Fairchild at 800-626-7221